May 19, 2017

Via Edgar

Mr. Lyn Shenk

Accounting Branch Chief

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Kandi Technologies Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 16, 2017 File No. 001-33997

Dear Mr. Shenk:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated April 19, 2017 (the “Comment Letter”), to Kandi Technologies Group, Inc. (“Company” or “we”) with respect to the captioned filing (the “2016 Form 10-K”).

This letter provides the Company’s responses to the Staff's comments contained in the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Cash Flow, page 37

1.	Please provide a comparative analysis of material changes in cash flows of operating activities between consecutive fiscal periods presented, for example, between 2016 and 2015 and 2015 and 2014. In your analysis, discuss material changes between comparable periods in individual items comprising operating cash flows. Also, clarify how changes in working capital items contribute to actual changes in cash. For example, for 2016 it is not clear how increases in accounts payable and accounts receivable affect cash relative to payments of accounts payable and collections of accounts receivable. Please refer to instructions 1 and 4 of instructions to Item 303(a) of Regulation S-K and section IV.B.1 of SEC release No. 33- 8350 for guidance.

Response: A revised comparative analysis is as below -

The significant increased cash used in operating activities in 2016 as compared to that in 2015 was largely due to the net loss in 2016, slow collection of accounts receivables resulting in significantly increased account receivables, and increased other receivables related to advanced payments to our suppliers. The negative change of cash provided by operating activities in 2014 to cash used in operating activities in 2015 was largely due to increased due from the JV Company and related parties, and increased accounts receivables in 2015 although increased accounts payables partially offset this effect.

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As compared to net income of $14.7 million in 2015 and net income of $12.3 million in 2014, the Company recorded a net loss of $6.5 million in 2016 due to reduced revenue and gross profits and net loss from the JV Company in 2016, which contributed to the increased cash used in 2016.

As compared to an increase of accounts receivables of $16.2 million in 2015 and a decrease of accounts receivables of $13.7 million in 2014, the Company had a significant increase of accounts receivables of $41.0 million in 2016 due to the delay in collection of receivables for the sales to unrelated parties, which contributed to the increased cash used in 2016.

As compared to an increase of other receivables of $0.2 million in 2015 and a decrease of other receivables of $0.3 million in 2014, the Company had a significant increase of other receivables of $43.7 million in 2016 related to the reclassification of advance to suppliers in current assets to the other long term assets, which contributed to the increased cash used in 2016.

As compared to a decrease of prepayments and prepaid expenses of $6.7 million in 2015 and a decrease of prepayments and prepaid expenses of $2.6 million in 2014, the Company had a significant increase of prepayments and prepaid expenses of $9.2 million in 2016 related to advanced payments paid to our suppliers to develop a new EV model, which contributed to the increased cash used in 2016.

As compared to an increase of due from JV company of $127.7 million in 2015 and an increase of due from JV company of $62.1 million in 2014, the Company had an increase of due from JV company of $112.0 million in 2016 due to delayed subsidy payments from the government, which caused the delay in collection of the JV’s accounts receivable from its business partners resulting in their temporary difficulties to repay the amount owed to us on time. This contributed to the increased cash used in 2016.

As compared to an increase of due from related party of $42.2 million in 2015, the Company had a decrease of due from related party of $28.7 million in 2016, which provided cash to operating activities. This partially offset the cash used in 2016.

As compared to an increase of accounts payables of $164.7 million in 2015 and an increase of accounts payables of $43.1 million in 2014, the Company had an increase of accounts payables of $112.2 million in 2016, which provided cash to operating activities but less than the amount in 2015. This also contributed to the increased cash used in 2016.

As a result, for the year ended December 31, 2016, the cash used in operating activities was $49.5 million, much more than the cash used in operating activities of $6.4 million for the year ended December 31, 2015, and cash provided by operating activities of $3.3 million for the year ended December 31, 2014.

The operating assets and liabilities related to working capital items, which include accounts receivable, prepayment and prepaid expenses, amount due from the JV Company, notes payable, customer deposits, and other payables and accrued liabilities, used cash $174,489,123 for the years ended December 31, 2016. The operating assets and liabilities related to working capital items, which include notes receivable, notes receivable from the JV Company and related parties, inventories, due from employee, due from related party, accounts payable, income tax payable, part of other receivable and deferred income, provided cash $155,098,608 for the years ended December 31, 2016. Netting cash used and cash provided above, the operating assets and liabilities related to working capital items used cash $19,390,514 for the year ended December 31, 2016, which contributed to the cash of $49,526,543 used in operating activities in 2016.

The operating assets and liabilities related to working capital items used cash $208,909,388 and $70,374,471 for the years ended December 31, 2015 and 2014, respectively. The operating assets and liabilities related to working capital items provided cash $178,377,210 and $65,549,020 for the years ended December 31, 2015 and 2014, respectively. Netting cash used and cash provided, the operating assets and liabilities related to working capital items used cash $30,532,178 and $4,825,451 for the years ended December 31, 2015 and 2014, respectively. As a result, the cash used in working capital items of $30,532,178 in 2015 offset the net income of $14,665,495 for the year and contributed the cash used in operating activities in 2015. The cash used in working capital items of $4,825,451 in 2014 offset the net income of $12,271,338 for the year, resulting in cash provided by operating activities in 2014.

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Table of Contractual Obligations, page 38

2.	Please present amounts for long term debt pursuant to Item 303(a)(5) of Regulation S-K.

Response: The long-term bank loan information was disclosed on Page 39 of the 2016 Form 10-K. We included the amount for long-term bank loan in the table of contractual obligations on the Form 10-Q for the three months ended March 31, 2017 filed with the Commission on May 10, 2017 to present the disclosure we are going to make in our next annual report on Form 10-K.

Consolidated Balance Sheets, page F-4

3.	We note “amount due from the JV Company, net” has continued to increase through December 31, 2016. Your response in your letter dated January 25, 2017 to our previous comment 8 indicated the increase in the balance was due to the industry-wide subsidy investigation performed by the government of the PRC during 2016. Your response and disclosures indicate the subsidy review is now complete and you expect the subsidy payment process to resume allowing the JV Company to begin to repay you. Please tell us how much of the balance due to you at December 31, 2016 has been received by you to date, and how much of the remainder of the balance you expect to receive and when.

Response: As of the date of herein, approximately RMB 229 million or approximately $33 million out of total of $136.5 million of amount due from the JV Company balance at December 31, 2016 has been collected subsequent to year end. As the Chinese government has resumed the subsidy payments to the JV Company’s manufactured EVs and the due from the JV Company balance is largely associated with the subsidy payments, the Company believes the remainder of the balance can be reasonably expected to be gradually repaid by the JV Company this year. However, a detailed payment schedule for the remainder can’t be reasonably estimated as the subsidy payment schedule is at the Chinese government’s discretion although we can reasonably expect it will be paid within a year according to our past experience of subsidy payment with Chinese government and no information for the arrangement of the approximately $130 million remaining subsidies has been given by the government so far.

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4.	In regard to “other long term assets” at December 31, 2016, please tell us and disclose any individual items in excess of five percent of total assets pursuant to Rule 5-02.17 of Regulation S-X. Also, please tell us the reason for the increase of approximately $42 million between December 31, 2016 and 2015 and where the change is reported in the statement of cash flow.

Response: At December 31, 2016, approximately $34 million of advance to suppliers in current assets was reclassified to and included in “other long term assets”. In our quarterly report for the quarter ended March 31, 2017 on Form 10-Q filed with the Commission on May 10, 2017, the Company reclassified such other long term assets at December 31, 2016 to advances to suppliers in long term assets. As a result of such reclassification, other long term assets at December 31, 2016 have changed from $42,091,371 to $8,271,952. The increase in “other long term assets” between December 31, 2015 and 2016 (before the reclassification afore mentioned) was largely due to approximately $34 million of advance to suppliers in current assets for the building of the Hainan facility reclassified to other long term assets (mentioned above) and approximately $8 million of prepaid product after-sales maintenance expenses for certain Kandi batteries, which will be amortized over the next eight years according to the agreements with the service provider, adding during the year. The change was reported in other receivable in the operating activities in the statement of cash flow.

5.	Please explain to us the reason for the decreases in “property, plant and equipment, net” and “construction in progress” between December 31, 2016 and 2015 and where the changes are reported in your financial statements.

Response: The decrease in “property, plant and equipment, net” was largely due to the depreciation expenses for the year, which was reported in the cash flow statement as the depreciation and amortization expenses of approximately $5 million in the operating activities. The decrease in “construction in progress” was largely due to the adjustments made in 2016 to reclassify certain “construction in progress” back to prepayment as a result of the revision of contract terms and technical requirements due to the relocation of Hainan facility from Wanning City to Haikou City high-tech zone, which was reported in the cash flow statement as a non-cash activity of approximately $35 million of construction in progress transferred back to prepayments.

Consolidated Statements of Cash Flow, page F-7

6.	Please reconcile for us the amount of deferred taxes reported in operating activities for 2016 of $3,651,362 to the amount of the deferred tax provision for 2016 of $80,334 reported in the tax provision table on page F-31.

Response: The deferred taxes reported in operating activities for 2016 of $3,651,362 includes the amount of the deferred tax provision for 2016 of $80,334 reported in the tax provision table on page F-31, a deferred tax liability change of ($3,080,640) which should affect accumulated other comprehensive income (loss) rather than current net profit, and the amount of deferred income of $6,651,667 that was included here due to an item grouping error in financial statement set up although there is no effect to net change of cash flow in operating activities. This financial statement set up error has been corrected in our quarterly report on Form 10-Q filed with the Commission on May 10, 2017.

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7.	Please tell us where changes between December 31, 2016 and 2015 in the amounts of the balance sheet items for “advances to suppliers” and “deferred income” are reported in the statement of cash flow.

Response: The changes between December 31, 2016 and 2015 in the amounts of the balance sheet item for “advances to suppliers” is reported in “prepayments and prepaid expenses” in the statement of cash flow’s operating activities section and non-cash activities of construction in progress transferred back to prepayments in the supplementary disclosures. The changes between December 31, 2016 and 2015 in the amounts of the balance sheet item for “deferred income” is reported in “deferred taxes” in the statement of cash flow’s operating activities section due to an item grouping error in financial statement set up. We intend to correct this error in our next annual report for the year ended December 31, 2017 on Form 10-K. In our quarterly report for the quarter ended March 31, 2017 on Form 10-Q filed with the SEC on May 10, 2017, we reported the changes in the amounts of the balance sheet item for “deferred income” in “deferred income” in changes in operating assets and liabilities in the cash flow statement’s operating activities section.

Note 6 – Summary of Significant Accounting Policies, page F-13

(e) Accounts Receivable, page F-15

8.	We note the credit terms you grant to customers has increased from 150-180 days at December 31, 2015 to 210-720 days at December 31, 2016. Please tell us what consideration you gave to classifying accounts with terms greater than 1 year as long term. So that we may better understand your receivable balances, include in your response an aging schedule of all receivable (i.e., accounts and notes receivable) balances related to your sale of products to both related and unrelated parties, including amounts due from the JV Company and its affiliates.

Response: Because of the delayed subsidy payments from the government, we extended the credit terms to our certain customers; mainly the JV Company whose outstanding balance has already exceeded the originally granted credit terms to maximum total 720 days or two years to allow them to repay us in 2017. As the industry-wide subsidy review is now complete and the government has resumed paying subsidies, we expect all receivables with such customers at December 31, 2016 should be able to be collected during 2017 or within the next 12 months. The aging schedule as of December 31, 2016 of all outstanding receivables is presented below:

	Total Amount Outstanding	1-3 Months Outstanding	4-6 Months Outstanding	7-9 Months Outstanding	10-12 Months Outstanding	1-2 Years Outstanding
Accounts receivable	32,394,613.54	10,731,927.31	16,616.76	21,539,699.24	-	106,370.23
Amount due from JV Company **	137,476,192.21	69,098,261.96	35,842,968.97	5,071,168.09	2,773,771.39	24,690,021.80
Amount due from other related party	10,484,816.02	-	-	-	9,633,429.94	851,386.08
Notes receivable	400,238.99	-	400,238.99	-	-	-

** Note: This amount is different from Amount due from JV Company, net.  “Amount due from JV Company” here doesn’t include  Amount due to JV Company.

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9.	You disclose you extended the credit term with customers to a much longer period due to the delayed subsidy payments from the government on EV sales. Please explain to us and disclose why you believe it was necessary to extend the upper range of the credit term by four times the number of days in the prior upper range from 180 days to 720 days. Additionally, tell us the impact that extending the credit term had on your judgment for an allowance for doubtful accounts on your receivables from customers and the JV company and recognition as revenue of the associated sales in regard to collectability.

Response: We extended the credit term from 180 days to 720 days to our certain customers; mainly the JV Company because some of the receivables from the JV Company were associated with the sale of the EV parts to the JV Company for them to manufacture and sell the EVs in 2015. Because of the industry-wide subsidy review, the Chinese government temporarily delayed the issuing of the subsidy payments for the EVs sold in 2015 and 2016, which had negative impact on the JV Company’s cash flow and caused their delay in repaying us. By extending our credit term to 720 days, it will allow them to repay us in 2017 when the government resumes the subsidy payments. According to the government’s subsidy policies, the EV sold in 2015 and 2016 by the JV Company are eligible for receiving the subsidies and Chinese government has a good record on the subsidy payments. Therefore, we think the issue associated with our outstanding receivables is timing rather than collectability. Since the collectability is reasonably assured, an allowance for doubtful accounts on our receivables from customers and the JV Company is not necessary. In fact, on April 21, 2017, the EV models manufactured by the JV Company and sold in 2015 received the government subsidy payment of approximately $35 million, of which the JV Company repaid approximately $14 million to the Company. As of the date of this report, the JV Company has repaid us approximately $33 million and the remaining balance of due from JV Company at December 31, 2016 is approximately $104 million.

(g) Prepayments, page F-16

10.	From disclosure in the second paragraph, it appears from December 31, 2015 through 2016 you made a total of $107,114,320 in prepayments for the Kandi Hainan project. It appears from your disclosure that $24,844,149 was expensed in 2016 as it related to the development of a new EV model. Please tell us where the remainder of the prepayments of $82,270,171 for this project is reported in your financial statements.

Response: As of December 31, 2016, we made a total of prepayment of RMB744 million or approximately $107 million to a major supplier for Kandi Hainan project, of which RMB353 million or approximately $51 million were made prior to January 1, 2016 as referenced in (g) Prepayments of NOTE 6 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES in the 2016 Form 10-K.

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For the total prepayment of RMB744 million or approximately $107 million, approximately $63 million is related to the development of a new EV model and approximately $44 million is related to the building of a product line. See the further breakdowns below -

(i)	For $63 million of the prepayments related to the development of a new EV model, approximately $25 million was expensed in 2016 and the remaining was left in advance to suppliers in current assets at December 31, 2016.

(ii)	For $44 million of prepayments related to the building of a product line, approximately $26 million was in other long-term assets at December 31, 2016 and the remaining has been transferred to construction in progress.

Note 18 – Taxes, page F-30

11.	We note your disclosure on page F-30 in regard to your tax filing in the United States. Given your operations and assets are primarily located, and revenues are primarily generated, in the PRC, please tell us the reason for the substantial US NOL relative to the NOL for each of the PRC and Hong Kong.

Response:. The substantial US NOL is resulted from the fact that the US company didn’t generate any revenues, but they incurred certain administrative and regulatory compliance expenses to satisfy its disclosure and compliance obligations as a U.S. public company. From tax perspective, US NOL was from US operations.

12.	Please disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h)(1)(i) of Regulation S-X.

Response:. The components of income (loss) before income tax expense (benefit) are summarized as follows:

	For the Year Ended December 31,
	2016	2015	2014
PRC	6,023,694	34,842,928	19,010,990
Non-PRC	$(11,852,905)	$(14,050,205)	$(4,325,240)
	$(5,829,211)	$20,792,723	$14,685,750

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13.	Please disclose the nature of “non-taxable income” to the extent material to any period presented in the tax reconciliation table on page F-31, as you agreed to do in your response to our previous comment 3. In connection with this, also disclose the nature of “non-deductible expenses” presented in this table which appears to be material for 2016.

Response:. The non-taxable income of 2015 and 2014 was mainly due to share of profit in the JV Company and its subsidiaries” and “the non-deductible expenses of 2016 was mainly due to share of loss in JV Company and its subsidiaries. The JV company incurred a loss in 2016.

14.	In your response to our prior comment 2 you indicated loss carried forwards in prior years have expired unused. You also applied a full valuation allowance against the deferred tax asset for the loss carried forward at each of December 31, 2015 and 2014. Please tell us why you believe your loss carried forward should not have a full valuation allowance at December 31, 2016.

Response:. The loss carried forward was due to the loss of these company, Kandi Technologies, Continental, Kandi Vehicle and Kandi Hannan. The corresponding amounts are $26,820,028, $783.79, $196,991, $201,130. We expected Kandi vehicle and Kandi Hannan to generate enough taxable income tax for the loss carried forward in the next five years, so we did not apply a full valuation allowance against the deferred tax asset at December 31, 2016.

15.	The last sentence of ASC 740-10-50-2 specifies the net change during the year in the total valuation allowance shall be disclosed. Given the change in your valuation allowance against NOL’s is impacted by the expiration of NOL’s, please consider a schedule similar to that specified in Rule 12-09 of Regulation S-X to provide clarity for investors of the changes in the valuation allowance and how it impacts your reported tax expense.

Response: A schedule is presented below to disclose the changes in the valuation allowance and how it impacts tax expense.

	Balance at December 31, 2015	Additions- change to tax expense	Deduction- expired	Balance at December 31, 2016
valuation allowance of deferred tax assets	$22,870,649	$5,301,677	$1,351,515	$26,820,811

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16.	In the deferred tax assets and liabilities table on page F-32, please specify what “expense” in each of the assets and liabilities sections of the table represents.

Response:. The expenses of deferred tax assets was provision for impairment inventory and fixed assets. The expenses of deferred tax liability represent expenses which are deductible under PRC tax laws, but should be amortization under U.S. GAAP.

17.	You disclose on page F-32 the net loss of entities in the PRC and US will begin to expire in 2021. This appears to refer to only the NOL incurred in 2016. Since NOL’s at December 31, 2016 appear to be an accumulation of NOL’s incurred over several years, please disclose the amount and expiration date of the loss carried forward incurred in each prior year for each jurisdiction, pursuant to ASC 740-10-50-3a.

Response: As of December 31, 2015, the Company had net losses of approximately $67.27 million, $2.35 thousand deriving from entities in the US and Hong Kong, respectively. As of December 31, 2014, the Company had net losses of approximately $55.15 million deriving from entities in the US. The net loss of entities for December 31, 2015 and December 31, 2014 in the PRC and US will begin to expire in 2020 and 2019, if not utilized. The net loss in Hong Kong can be carried forward without an expiration date.

Note 23 – Commitments and Contingencies, page F-41

18.	Regarding the ZSICL matter, you disclose here you and three other parties, pursuant to a December 2016 court ruling, have been ordered to repay the principal and interest of the bank loan to Ping An Bank, and that an appeal to the ruling is pending. You further state you are unable to estimate the amount of any potential loss at this point. Given the court’s ruling and the contractual nature of the amount of the guarantee, please tell us how you considered the probability of this loss and how to disclose and/or accrue for this loss contingency under ASC 450-20-25 and 50.

Response: Although the court had a ruling in December 2016, as of December 31, 2016 and at the time when we filed the 2016 Form 10-K on March 16, 2017, an appeal to the court ruling was still pending. Under current banking practice in certain areas in China, borrowers tend to default and voluntarily choose to be under a court judgment if they know there is a chance to have banks agree to a lower amount of loan repayments. The banks tend to choose to negotiate with and collect from the borrowers a reduced amount of repayments as opposed to having the court to enforce a judgment and pursuing guarantors for a full repayment under such circumstances. ZSICL intended to negotiate with Ping An Bank to settle the case if the appeal is rejected. In fact, a negotiation is currently undergoing between ZSICL and Pin An Bank. In addition, according to the Company’s agreement with ZSICL, ZSICL agreed to reimburse all the Company’s losses due to ZSICL’s default on the loan principal and interests. As such, the Company expects the likelihood of incurring losses in connection with this matter is low and the amount of loss can’t be reasonably estimated. Therefore, no loss contingency was accrued for this litigation at December 31, 2016. However, the court ruled against ZSICL and the Company as a result of the appeal on March 29, 2017, after we filed the2016 Form 10-K, and the Company accrued a liability of approximately $4.6 million for the estimated contingent loss in connection with this matter to satisfy the requirements of US GAAP.

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Note 26 - Restatements of Certain Accounts in Previously Issued Financial Statements, page F-43

19.	Given the significant changes to operating, investing, and financing cash flow totals, please support your assertion in the first paragraph here that the effect of the restatements on the Statement of Cash Flows is not material.

Response: We concluded the effect of the restatements on the Statement of Cash Flows is not material because the cash and cash equivalent balance at the end of period was the same as previously disclosed and the net decrease in cash and cash equivalent over the period was the same as previously disclosed. Although cash used in operating activities increased $3.2 million as a result of the restatement, the increase was offset by the increase of $1.6 million in cash provided by investing activities and the increase of $1.6 million in cash provided by financing activities. There is no net effect to the cash balance at the end of the period as previously disclosed.

Financial Statements of Kandi Electric Vehicles Group for the Year Ended December 31, 2016

Consolidated Balance Sheets, page FF-2

20.	Please tell us why the amount due from related party increased significantly from 2015 and the increase did not appear to be attributable to sales to related parties based on their sales disclosure for 2016. Additionally, tell us how much of this balance has been collected subsequent to year end.

Response: The net increase of amount due from related party from 2015 to 2016 was largely due to the newly added but not yet collected receivables from the sales to related parties during the year and the loans made by the JV Company to its related parties but not yet get repaid during the year. Plus, the sales to related parties were net of taxes but the amount due from related parties included taxes. As of the date of this letter, RMB 239.4 million or approximately $35 million of amount due from related party has been collected subsequent to year end.

Note 14 – Income Taxes, page FF-23

21.	It appears from the “addition to valuation allowance” line item in the statutory to effective tax rate reconciliation table on page FF-24 that deferred tax asset(s) exist. Please disclose the types of significant temporary differences and carryforwards applicable to the JV company pursuant to ASC 740-10-50-8. Also, provide the disclosures specified in ASC 740-10-50-2 and 3 as appropriate. Further, explain the nature of the “non-deductible expenses” line item in the reconciliation table.

Response: Updated disclosure of the JV company income taxation is presented as follow.

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Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended
	December 31,
	2016	2015	2014
	%	%	%

Statutory rate	25	25	25
Non-taxable income	-	-	-
Non-deductible expenses	-	1	-
addition to valuation allowance	-39	-	-
Under-accrued EIT for previous years	-3	-2	-1
Effective income tax rate	-17	24	24

The tax effects of temporary differences that give rise to the JV Company's net deferred tax assets and liabilities as of December 31, 2016, 2015 and 2014 are summarized as follows:

	December 31,	December 31,	December 31,
	2016	2015	2014

Deferred tax assets:
Expense	1,687,073	-	-
Loss carried forward	3,063,790	-	-
less: valuation allowance	-4,750,863	-	-
Total deferred tax assets, net of valuation allowance	-	-	-
Deferred tax liabilities:
Total deferred tax liability	-	-	-
Net deferred tax liabilities	-

Expenses represent accrued expenses which are not deductible until paid under PRC tax laws. As of December 31, 2016, the Company had net losses of approximately US$3.06 million deriving from entities in the PRC. The net loss of entities in the PRC will begin to expire in 2021, if not utilized.

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The changes in the valuation allowance and how it impacts tax expense are as follows:

	Balance at December 31, 2015	Additions- change to tax expense	Deduction- expired	Balance at December 31, 2016
valuation allowance of Deferred tax assets	-	3,063,790	-	3,063,790

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at bmei@kandigroup.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

KANDI TECHNOLOGIES GROUP, INC.

By:	/s/ Bing Mei
Bing Mei
Chief Financial Officer

cc: Elizabeth Fei Chen, Esq.

Yi Liu, BDO China

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